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Exhibit 99.4

November 06, 2001
Trading Symbol: OTCBB: DBSH
Contact: 1 (888) 998-8886
Daniel Byrne, Investor Relations

DR. WILFRED JEFFERIES APPOINTED TO BOARD

Vancouver, B.C., November 6, 2001 / The Board of DBS Holdings (DBSHE:OTCBB) and its subsidiary, M-I Vascular Innovations, is pleased to announce the appointment of Dr. Wilfred A. Jefferies, D. PHIL. to the Board of Directors of DBS Holdings, M-I Vascular Innovations and their operating subsidiary, MIVI Technologies Inc.

Dr. Jefferies has been a Professor in the Biotechnology Laboratory, and the Biomedical Research Center, as well as the departments of Microbiology/Immunology, Medical Genetics and Zoology at the University of British Columbia, since 1989. Dr. Jefferies received his D. PHIL. in Molecular Immunology from the University of Oxford in 1985, after obtaining his bachelor's degree in Biochemistry from the University of Victoria in 1981. He is a principal investigator at the Canadian Center for Excellence for Vaccine Development (CANVAC) and is presently a member of the British Biochemical Society, the British Society of Immunology and the Canadian Society of Immunology.

Dr. Jefferies has authored over 80 medical publications. He has been awarded more than 20 research grants from various agencies including the National Cancer Institute, the British Columbia Health Research Foundation and the Medical Research Council of Canada, for his work in Alzheimer's Disease, Autoimmunity, Viral Immunity, Iron Metabolism and Antigen Processing. He has recently presented at several international conferences on Alzheimer's Disease and has participated in over 30 conference presentations. Dr. Jefferies has had several patents issued on novel therapeutics and diagnostic procedures.

One component of immune response research currently conducted by Dr. Jefferies, focuses on an artificially produced peptide with potential as an anti-inflammatory therapy for restenosis.



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President and CEO, Alan Lindsay, says, "Dr. Jefferies brings an expertise and background to our company that will be invaluable. His extensive research in immuno-therapy is internationally recognized. He is highly motivated to contribute his scientific knowledge which will certainly benefit therapeutic technology related to vascular applications and medical devices". DBS Holdings has executed and closed a share-exchange and finance agreement with M-I Vascular Innovations, Inc. and its wholly owned subsidiary, MIVI Technologies Inc. MIVI Technologies is a bio-medical development company manufacturing a laser cut coronary stent that has been designed and engineered to be used as a potential platform for stent based drug delivery systems.